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                            October 20, 2021

       Christopher Staten
       Interim Chief Financial Officer
       Aerie Pharmaceuticals Inc
       4301 Emperor Boulevard, Suite 400
       Durham, North Carolina 27703

                                                        Re: Aerie
Pharmaceuticals Inc
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-36152

       Dear Mr. Staten:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and development expenses, page 91

   1. You disclose that you are furthering the development of product candidates focused on dry eye and retinal
diseases, particularly AR-15512, AR-1105, AR-13503 SR and AR-
                                                        14034 SR. However you
only break out research and development expenses separately for
                                                        Rhopressa and Rocklatan
which represented approximately 12 percent of total research and development
expenses for the year ended December 31, 2020. Please provide us with proposed disclosures to
be included in future periodic reports which separately quantifies your research and
development expenses by each product candidate for which significant investments were made
during the periods, e.g., for AR-15512, AR-1105 and AR-13503.
                                                        If you do not track
your research and development costs by product candidate, disclose that fact as well as
why you no not maintain and evaluate research and development costs by project.
 Christopher Staten
Aerie Pharmaceuticals Inc
October 20, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameChristopher Staten                      Sincerely,
Comapany NameAerie Pharmaceuticals Inc
                                                          Division of
Corporation Finance
October 20, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName